UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
___________________
CARROLS RESTAURANT GROUP, INC.
(Name of issuer)

Common Stock
(Title of Class of Securities)


14574X1074
(CUSIP Number)

Carla Mendes Marques
Avenida Brigadeiro Faria Lima, 2277, Conjunto 1603
Jardim Paulistano
Sao Paulo, SP, Brazil
CEP 01452-000
Telephone Number: +55 11 3097-2616
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and
Communications)
February 28, 2014
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(g), check the following box. ?

Note: Schedule filed in paper format shall include a signed
 original and five copies of the schedule, including exhibits.
______
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

SCHEDULE 13D
CUSIP No. 14574X104

(1) Names of reporting persons
Highland Investment Fund
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Highland Investment Fund is incorporated in the Cayman Islands. Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,551,312 n1
(9) Sole dispositive power
0
(10) Shared dispositive power
1,551,312 n2
(11) Aggregate amount beneficially owned by each reporting person
1,551,312  n3
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
6.54% n4
(14) Type of reporting person (see instructions)
IC
(1) Names of reporting persons
Otima Investments Management S.A.
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Otima Investments Management Ltd. is incorporated in Uruguay Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,551,312 n5
(9) Sole dispositive power
0
(10) Shared dispositive power
1,551,312 n6
(11) Aggregate amount beneficially owned by each reporting person
1,551,312 n7
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
6.54% n8
(14) Type of reporting person (see instructions)
IA




(1) Names of reporting persons
Antonio Carlos de Freitas Valle
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Mr. Valle is a Brazilian citizen
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,551,312 n9
(9) Sole dispositive power
0
(10) Shared dispositive power
1,551,312 n10
(11) Aggregate amount beneficially owned by each reporting person
1,551,312 n11
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
6.54% n12
(14) Type of reporting person (see instructions)
IN





This Amendment No. 1 ("Amendment No.1") amends and supplements
 Schedule 13D filed with the Securities and Exchange Commission ("SEC") on 14 June 2012 ("Schedule 13D"), with respect to the common stock (the "Common Stock") of Carrols Restaurant Group, Inc., a Delaware corporation (the "Issuer").
Item 2. Identity and Background
Item 2(b) of Schedule 13D is hereby amended and restated as
 follows:
(b)	The principal executive offices of the Fund are located
 at 227 Elgin Avenue, Grand Cayman, Cayman Islands, P.O. Box
 852 GT.
The principal executive offices of the Investment Manager are located at Avda. 18 de Julio No. 975 - C.P. 11.100, Montevideo,
 Uruguay.
Mr. Valle's residential address is Dorfstrasse 2B, Feusisberg,
 CH 8835, Switzerland.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of Schedule 13D is hereby amended and restated as
 follows:
The consideration for the purchase of the shares of the Common
 Stock reported in the original filing of the Schedule 13D was derived from the Fund's own working capital. A total of approximately US$10,777,141.24 was paid to acquire such shares.
Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is hereby supplemented as follows:
Depending upon the prevailing market prices for the shares of the Common Stock, the Fund may continue to sell additional shares of the Common Stock in the open market as market conditions permit at prices the Reporting Persons deem attractive.
However, there can be no assurance that the Reporting Persons will deem current or future market prices to be attractive, that they will sell any shares of the Common Stock at specific prices or that if they sell any share of the Common Stock at specific prices or that if they sell any shares of the Common Stock at particular prices that they will continue to sell shares of the Common Stock at or above such prices.
Item 5. Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated as
 follows:
(a)	Since the filing of Schedule 13D, the Fund acquired and
 sold shares of the Common Stock in multiple transactions.
 As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,551,312 shares of the Common Stock. Such shares represent 6.54% n13 of the outstanding Common Stock as of the date of this statement.
The Investment Manager is the investment manager and the sole holder of the non-participating voting shares of the Fund
 and, accordingly, the Investment Manager has the power to
 cause the Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Valle, as the sole director and shareholder of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 1,551,312 shares of the Common Stock.
The filing of the Schedule 13D, as amended, shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the Exchange Act,
 the beneficial owner of any securities covered by the
 Schedule 13D, as amended.
(b)  As for the Fund, the number of shares of the Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Investment Manager
 and Mr. Valle: 1,551,312
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Investment Manager
 and Mr. Valle: 1,551,312
As for the Investment Manager, the number of shares of the
 Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Fund and Mr. Valle:
 1,551,312
	(iii) Sole dispositive power: 0
	(iv) Shared dispositive power with the Fund and Mr.
 Valle: 1,551,312
As for Mr. Valle, the number of shares of the Common Stock
 as to which he has:
(i)	Sole voting power: 0
	(ii) Shared voting power with the Fund and the
 Investment Manager: 1,551,312
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Fund and the
 Investment Manager: 1,551,312
(c) The following table sets forth all transactions with
 respect to the Common Stock of the Issuer effected during
 the past sixty (60) days by the Fund. All such transactions were effected in the open market.
Equity
Date
Fund
Trade
Amount
Trade Price
TAST
14 Feb 2014
HIGHLAND
-900.00
6.26
TAST
21 Feb 2014
HIGHLAND
-2,301.00
6.31
TAST
24 Feb 2014
HIGHLAND
-2,600.00
6.44
TAST
25 Feb 2014
HIGHLAND
-100.00
6.41
TAST
27 Feb 2014
HIGHLAND
-63,419.00
6.49
TAST
28 Feb 2014
HIGHLAND
-55,000.00
7.19
TAST
04 Mar 2014
HIGHLAND
-145,076.00
7.91
TAST
05 Mar 2014
HIGHLAND
-11,785.00
7.85
TAST
06 Mar 2014
HIGHLAND
-15,824.00
7.80
(d) Not applicable
(e) Not applicable







SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 7, 2014

_________________________
Highland Investment Fund
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Otima Investments Management S.A.
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Antonio Carlos de Freitas Valle
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

n1  See Item 5(a) below
n2  Idem
n3  Idem
n4  Idem
n5  Idem
n6  Idem
n7  Idem
n8  Idem
n9  See Item 5(a)-(b) below
n10  Idemn
n11  Idem
n12  Idem
n13 Based on 23,711,096 shares of the Common Stock, par value $0.01 per share of the Issuer, outstanding as of 27 February 2014, in accordance with Form 10-K filed by the Issuer on 3 March 2014 for the fiscal year ended on
29 December 2013, being such Form available at the Securities and Exchange
 Commission website